Exhibit 99.1

GRUPPO ESPRESSO AND ITEDI SIGN AGREEMENT ON BUSINESS COMBINATION
Completion of the transaction expected during first quarter of 2017
Gruppo Editoriale L’Espresso S.p.A. (“GELE”) and ITEDI S.p.A. (“Itedi”), in furtherance of the memorandum of understanding dated March 2nd of this year, announced today the signing of a framework agreement, which sets out the terms of the proposed integration between the two companies. The agreement was also signed by CIR S.p.A. (“CIR”), controlling shareholder of GELE, as well as Fiat Chrysler Automobiles N.V. (“FCA”) and Ital Press Holding S.p.A. (“Ital Press”), controlled by the Perrone family, the shareholders of Itedi.
The combination will result in creation of the leading player in the Italian media and newspaper publishing sector and one of the leaders in Europe. In 2015, the two groups posted combined revenues of around €750 million, with the highest level of profitability in the sector. Neither entity has significant debt commitments.
Under the agreement, FCA and Ital Press will transfer 100% of their Itedi shares to GELE in exchange for newly-issued reserved shares. Upon completion of the transaction, CIR will hold a 43.4% ownership interest in GELE, with FCA holding 14.63% and Ital Press 4.37%. As soon as practicable following completion, FCA will distribute its entire interest in GELE to holders of FCA common stock. That distribution will result in EXOR S.p.A. (“EXOR”) acquiring a 4.26% interest in GELE.
In conjunction with the merger agreement, CIR also entered into shareholder agreements with deferred effect with FCA and Ital Press relative to their respective future shareholdings in GELE. In addition to CIR’s undertaking to vote for the proposed transaction at the GELE shareholder meeting, to be convened at the proper time, the parties also undertake, with effect from the completion date of the merger, to:

•	appoint John Elkann and Carlo Perrone to the GELE Board of Directors, and

•	grant CIR the right to appoint the Chairman and Chief Executive Officer.

FCA also undertakes, for the duration of the shareholder agreement, not to transfer its shares in GELE that are subject to the terms of the agreement.
The agreement between CIR and FCA will expire upon distribution by FCA of its shares in GELE to holders of FCA common stock. Concurrent with the expiry of the CIR-FCA shareholder agreement, a new shareholder agreement will take effect between CIR and EXOR. The terms of that agreement include: obligations of mutual consultation in advance of any GELE shareholder meeting; undertakings from CIR relating to the appointment to GELE’s board of directors of a representative designated by EXOR; undertakings from EXOR to present and vote for a single voting list jointly with CIR for elections to GELE’s board of directors; and an undertaking from EXOR, for the duration of the agreement, not to transfer the shares subject to the terms of the agreement (with the exception of transfers to other members of the EXOR group).
Both the CIR-EXOR and CIR-Ital Press shareholder agreements will remain in force for a period of three years. These agreements reflect the desire of the Perrone family, through Ital Press Holding, and of EXOR to contribute to the development of an innovative long term publishing project. The parties will effect communications relative to the respective agreements in the manner and within the time limits established by law.
The business combination, which was made possible partly thanks to the solid results obtained by GELE and Itedi in recent years, reaffirms CIR’s long-term commitment to publishing and sets off the needed process of consolidation in the sector.
Completion of the transaction is expected during the first quarter of 2017, subject to receipt of the required regulatory approvals and satisfaction of the conditions precedent customary to this type of transactions (such as the obtaining the necessary corporate approvals).
London, 1 august 2016

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the Group’s control.

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